Sky Limit Venture Corp.

1938 Tyler Ave., Unit C,

South El Monte, CA 91733

Phone: (626) 434-9606

Sherry Haywood

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sky Limit Venture Corp. Offering Statement on Form 1-A Originally Filed: August 20, 2021 File No. 024-11613

Dear Ms. Haywood,		September 24, 2021

This letter sets forth the request of Sky Limit Venture Corp., (“Sky Limit” or the “Company”) to withdraw its’ Acceleration Request for the Offering Statement on Form 1-A (File No. 24-11613)

Reference is made to our letter, filed as correspondence via EDGAR on September 23, 2021 in which we requested the acceleration of the qualification date of the above-captioned Offering Statement on Form 1-A for September 24, 2021 at 3:00 pm EST.

The purpose of this letter is to advise that the Company is going further update the Form 1-A and as such we intend to resubmit our request for acceleration of qualification at a later date.

We hereby formally withdraw our request for acceleration of the qualification date.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (626) 434-9606 or Jeff Turner, Esq. of JDT Legal, PLLC at (801) 810-4465. Thank you for your attention to this matter.

Sky Limit Venture Corp.

By:	/s/ Mark Senelath
Name:	Mark Senelath
Title:	Chief Executive Officer, Director